

Mail Stop 3628

November 20, 2008

Via Facsimile and U.S. Mail

Mr. Salvatore L. Bando
President and Chief Executive Officer
The Middleton Doll Company
N22 W23977 Ridgeview Parkway, Suite 700
Waukesha, WI 53188

    Re: **The Middleton Doll Company**
           Amendment No. 1 to the Schedule 13E-3
           Filed November 13, 2008
           File No. 005-79392

           Amended Preliminary Proxy Statement on Schedule 14A
           Filed November 13, 2008
           File No. 033-51406

Dear Mr. Bando:

    We have reviewed your filing and have the following comments.

Amended Preliminary Proxy Statement

1.   We note your response to comment 14 and your revised disclosure on page 41. In particular, we note your revised disclosure referencing "the opinion and analysis of Donnelly Penman indicating and supporting the fairness of the transaction to all shareholders. . . . ." (Emphasis added). This description of the fairness opinion does not conform to the text of the opinion provided by Donnelly Penman and appended to the proxy statement as Annex A, which addresses the fairness of the cash consideration to the unaffiliated shareholders of the company. Please revise your disclosure accordingly, or advise us.

Form 8-K Filed November 17, 2008

2.   We note your response to comment 17 and your supplemental response that the company will refrain from referring to the safe harbor provisions in any future written communications directly relating to the going private transaction. However, we note that the press release filed on a Form 8-K filed on November 17, 2008, which includes discussion on your going private transaction, references the Private Securities Litigation Reform Act of 1995. For future filings, please refrain from referring to the safe harbor provisions in all written communications made in connection with your going private transaction. Please confirm your understanding.

*   *   *

Please direct any questions to me at (202) 551-3621 or, in my absence, to Nicholas Panos, Senior Special Counsel, at (202) 551-3266. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Song Brandon
Attorney Advisor
Office of Mergers & Acquisitions

cc: Peter D. Fetzer, Esq.
         Foley & Lardner LLP
         777 East Wisconsin Avenue
         Milwaukee, WI 53202